Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

STEC, INC.

ARTICLE I

The name of this corporation is sTec, Inc. (the “Corporation”).

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the California Corporations Code other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

The total number of shares of stock that the Corporation shall have authority to issue is one hundred (100), consisting of one hundred (100) shares of Common Stock, no par value.

ARTICLE IV

Subject to the limitations set forth in Section 212 of the California Corporations Code, the board of directors of the Corporation is expressly authorized to make, repeal, alter, amend and rescind the bylaws of the Corporation.

ARTICLE V

Meetings of the shareholders may be held within or without the State of California, as the bylaws of the Corporation may provide.

ARTICLE VI

(a) Limitations on Directors’ Liability. The liability of directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

(b) Indemnification of Corporate Agents. The Corporation is authorized to indemnify the directors and officers of the Corporation to the fullest extent permissible under California law.

(c) Repeal or Modification. Any repeal or modification of the foregoing provisions of this Article VI by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.